EXHIBIT F

April 23, 2003

William O. Hunt

17604 Woods Edge Drive

Dallas, Texas 75287

Re:	Letter of Credit Security Commitment Agreement dated September 18, 2001 by and between Internet America, Inc. and William O. Hunt (the “Hunt Agreement”)

Dear Bill:

As you are aware, Internet America has been in discussions with Cindy Carradine regarding settlement of the judgment rendered against Internet America and the other defendants in the lawsuit styled Cindy Carradine v. Internet America, Inc., Michael T. Maples and William O. Hunt. If the defendants enter into a settlement agreement with Carradine (a “Settlement Agreement”), certain amendments to the Hunt Agreement may be necessary or desirable. This letter is intended to amend the Hunt Agreement in accordance with Section 13.6 of the Hunt Agreement.

If the defendants enter into a Settlement Agreement with Carradine, you agree to waive Internet America’s obligation to give you thirty days prior written notice of a reduction in commitment, as contained in Section 2.3 of the Hunt Agreement. You agree to allow Internet America to give you written notice of a reduction in commitment at the time of a Settlement Agreement. Should this occur, the Holder’s Election Notice, as defined in Section 2.3 of the Hunt Agreement, must be given within 120 days after the date of the Settlement Agreement, and Internet America will continue to pay you the commitment fee referenced in Section 2.2 of the Hunt Agreement until thirty days after the date of the Settlement Agreement or until the Commitment Termination Date, as defined in Article 1 of the Hunt Agreement, whichever is later. Notwithstanding the foregoing, should the Commitment Termination Date occur after thirty days after the date of a Settlement Agreement, then the Holder’s Election Notice must be given within 90 days after the Commitment Termination Date.

If you agree to this amendment to the Hunt Agreement, please sign below and return the executed original to me at your earliest convenience

INTERNET AMERICA, INC.

/s/ Jack T. Smith
Jack T. Smith, Chairman and CEO

AGREED:

/s/  William O. Hunt

William O. Hunt

Date:  April 23, 2003